29

05012962

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Internet Presence Co Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS DEC 02 2005

THOMSON FINANCIAL

FILE NO. 82- 478 FISCAL YEAR 7-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 12/1/05

FILE

82-478

AUDITED JULY /2005

INTERNET IDENTITY PRESENCE COMPANY INC.

FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

7-31-05
AR/S

EDMUND CACHIA & CO.
Chartered Accountants

INTERNET IDENTITY PRESENCE COMPANY INC.

FINANCIAL STATEMENTS

JULY 31, 2005 AND 2004

INDEX

EDMUND CACHIA & CO.
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Internet Identity Presence Company Inc.:

We have audited the balance sheet of Internet Identity Presence Company Inc. as at July 31, 2005 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

The financial statements as at July 31, 2004 and for the year then ended were audited by another chartered accountant who expressed an opinion without reservation on these statements in his report dated October 28, 2004.

(Signed) "*Edmund Cachia & Co.*"
CHARTERED ACCOUNTANTS

Toronto, October 24, 2005

INTERNET IDENTITY PRESENCE COMPANY INC.

BALANCE SHEETS

JULY 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT		
Cash	$ 1,436	$ -
Advances to officers, directors and shareholders (note 4)	4,000	-
	$ 5,436	$ -

LIABILITIES

	2005	2004
CURRENT		
Bank indebtedness	$ -	$ 63
Accounts payable and accrued liabilities	5,500	7,500
Other loans and advances (note 5)	5,000	15,000
	10,500	22,563

SHAREHOLDERS' DEFICIENCY

	2005	2004
SHARE CAPITAL (note 6 (a))	12,513,862	12,367,593
ISSUABLE COMMON SHARES (note 8(c))	10,000	-
TREASURY SHARES (note 6 (c))	(16,385)	(16,385)
CONTRIBUTED SURPLUS	309,718	309,718
DEFICIT	(12,822,259)	(12,683,489)
	(5,064)	(22,563)
	$ 5,436	$ -

Approved by the Board:

"Owen Dwyer", Director

"Michael Mews", Director

The accompanying notes are an integral part of these financial statements.

INTERNET IDENTITY PRESENCE COMPANY INC.

STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED JULY 31, 2005 AND 2004

	2005	2004
REVENUE		
Domain site registration fees	$ -	$ 11,744
EXPENSES		
Consulting fees	93,672	3,900
WEB site maintenance costs	-	11,551
Shareholder information and promotion	7,376	5,480
General, office and administration	3,606	18,336
Professional fees	12,349	11,585
Rent and occupancy costs	12,000	18,000
Transfer agents and regulatory fees	9,767	4,920
	138,770	73,772
Loss before under noted items	(138,770)	(62,028)
Gain on sale of subsidiary (note 3)	-	(11,685)
Gain on debt settlements	-	(41,000)
NET LOSS FOR THE YEAR	(138,770)	(9,343)
DEFICIT AT BEGINNING OF THE YEAR	(12,683,489)	(12,674,146)
DEFICIT AT END OF THE YEAR	($12,822,259)	($12,683,489)
Basic and diluted loss per share	$ 0.00	$ 0.00

The accompanying notes are an integral part of these financial statements.

INTERNET IDENTITY PRESENCE COMPANY INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JULY 31, 2005 AND 2004

	2005	2004
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net loss for the year	($ 138,770)	($ 9,343)
Add items not affecting cash:		
Gain on sale of subsidiary	-	(11,685)
Gain on debt settlements	-	(41,000)
Issue of shares for services	38,478	-
Net changes in working capital balances:		
Decrease in accounts receivable	-	7,526
Decrease in accounts payable and accrued liabilities	-	(23,500)
Cash used in operations	(100,292)	(78,002)
CASH PROVIDED BY INVESTING ACTIVITIES:		
Proceeds of disposition from sale of subsidiary	-	30,375
Proceeds on debt settlement	-	41,000
Cash provided by investing	-	71,375
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:		
Bank indebtedness	(63)	63
Issuable common shares	10,000	-
Issuance of common shares	97,791	165,024
Decrease in other loans and advances	(10,000)	(110,000)
Decrease (increase) in advance to officers, directors and shareholders	4,000	(49,974)
Cash provided by financing	101,728	5,113
INCREASE (DECREASE) IN CASH DURING THE YEAR	1,436	(1,514)
CASH POSITION AT BEGINNING OF THE YEAR	-	1,514
CASH POSITION AT END OF THE YEAR	$ 1,436	$ -

The accompanying notes are an integral part of these financial statements.

INTERNET IDENTITY PRESENCE COMPANY INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2005 AND 2004

1 - NATURE OF OPERATIONS AND GOING CONCERN CONSIDERATIONS:

Internet Identity Presence Company Inc. (the Company") was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 1997.

On December 7, 1998 the Company abandoned its mineral resource properties. On January 22, 2001 the Company acquired all the issued and outstanding shares of World Domain Registry Inc., which is an accredited Domain Name Registrar of the Canadian Internet Registration Authority. In the prior year, management decided to discontinue this business and accordingly wrote off these assets.

On July 31, 2004, the Company sold its interests in its wholly-owned subsidiary World Domain Registry Inc. to a shareholder and director as partial settlement of advances due from the Company.

These financial statements are prepared using generally accepted accounting principles that are applicable to a going concern which assumes the company will continue to operate throughout it next fiscal year subsequent to July 31, 2005. The use of these principles may be inappropriate since there is significant doubt about the company's ability to continue as a going concern. Significant doubt exists because the company is in a net liability position, and there have been operating losses in the current and prior years. The future of the company is currently dependent upon the company's ability to obtain sufficient cash from external financing, and to acquire a revenue generating business. In the past, the company has been successful in obtaining financing from related parties. The company will likely require continued support. These statements do not reflect any adjustments which would be necessary if the going concern assumption was not used.

2 - SIGNIFICANT ACCOUNTING POLICIES:

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The more significant accounting policies are as follows:

BASIS OF PRESENTATION

These financial statements include the accounts and operations of the Company and its wholly-owned subsidiary World Domain Registry Inc. up to July 31, 2004 the date of disposal of this subsidiary (See Note 3).

2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars at approximate exchange rates prevailing at the transaction date. Revenue and expenses are translated at average exchange rates prevailing during the year. The resulting gains and losses are included in income for the year.

FINANCIAL INSTRUMENTS

Financial instruments are initially recorded at cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the financial asset is written down to its fair value. Unless otherwise indicated, the fair values of financial instruments approximate their recorded amounts. The fair value of accounts receivable, advances payable and accounts payable approximate their recorded amounts because of the short period to receipt or payment of cash.

INCOME TAXES

Future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax basis generally using the enacted income tax rates at each balance sheet date. Future income tax assets also arise from unused loss carry forwards and other deductions. The amount of the future income tax asset recognized is limited to the amount that is more likely than not to be realized. The estimated realizable amount is reviewed annually and adjusted, if necessary, by use of a valuation allowance.

STOCK-BASED COMPENSATION

The CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company has adopted this section prospectively for new option awards granted on or after August 1, 2004, (see Note 6(b)). Due to the Company's trading status the fair market value of the options can not be readily determined. As a result, no compensation cost on options issued has been recognized in the financial statements.

LOSS PER SHARE:

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

INTERNET IDENTITY PRESENCE COMPANY INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2005 AND 2004

3 - SALE OF SUBSIDIARY:

On July 31, 2004, the Company sold its interest in its wholly-owned subsidiary World Domain Registry Inc. to a shareholder.

The sale took place as follows:

Settlement of advance from a shareholder	$ 45,660
Consideration given:	
Issuance of 1,500,000 Common shares (Note I 0(a)(ii))	(15,000)
Cash	(285)
Goodwill	(1)
Deferred development costs	(1)
Property and equipment - Net book value	(18,688)
Gain on sale of subsidiary	$ 11,685

4 - RELATED PARTY ADVANCES AND TRANSACTIONS:

Consulting fees amounting to $ 16,454 (2004 -$ 3,900) were charged by directors of the Company.

During the year, the Company credited certain directors of the Company for corporate cost paid directly by the directors. These credits were at cost and aggregated $ 5,939 (2004 -$nil). In addition, the directors advanced $ 10,658 (2004 -$nil) to the Company through the year.

Corporate maintenance fees amounting to $34,998 (2004 -$nil) were charged by an individual related to a director of the Company.

Rent of $ 12,000 (2004 - $18,000) was paid to an officer of the company.

See notes 3 and 6 for additional related party information.

5 - OTHER LOANS AND ADVANCES:

	2005	2004
Convertible subordinated promissory notes (a)	$ -	$ 10,000
Other (b)	5,000	5,000
	$ 5,000	$ 15,000

INTERNET IDENTITY PRESENCE COMPANY INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2005 AND 2004

5 - OTHER LOANS AND ADVANCES (continued):

(a) Convertible subordinated promissory note of $10,000 consists of the following:

(i) A $10,000 convertible subordinated promissory note which is convertible, in whole or in part, at any time at the option of the note holder into common shares at a price per share of $0.04 until July 19, 2004, and then convertible, in whole or in part, at any time at the option of the note holder into common shares at a price per share of $0.01 until October 15, 2004. During the year this note was converted into 1,000,000 common shares (See Note 6(a)).

(b) Other advances consist of a convertible unsecured non-interest bearing subordinated note. The note was not converted prior to the maturity date during the current year, and is no longer convertible at year-end.

6 - SHARE CAPITAL:

(a) AUTHORIZED
An unlimited number of common shares

ISSUED

37,400,000 Common shares	$12,513,862

Transactions as follows:

	Shares \#	Amount $
Balance July 31, 2003	16,150,000	12,202,569
Shares issued on settlement of prior year debt (i)	1,060,000	-
Shares issued on settlement of debt (ii)	3,790,000	50,024
Shares issued on sale of subsidiary (iii)	1,500,000	15,000
Shares issued on conversion of promissory note (iv)	2,500,000	100,000
Balance July 31, 2004	25,000,000	12,367,593
Shares issued on settlement of debt (ii)	6,150,292	76,791
Shares issued for cash	1,900,000	21,000
Shares issued for services (v)	4,297,000	38,478
Shares issued on conversion of promissory not (iv)	1,000,000	10,000
Shares cancelled	(947,292)	-
Balance July 31, 2005	37,400,000	12,513,862

6 - SHARE CAPITAL (continued):

(i) Shares issued on settlement of prior year debt
The Company issued an aggregate of 1,060,000 Common shares to two former directors of the Company, for shares which were supposed to have been issued in a prior year as settlement of debt. These shares were not issued at the time of the debt settlement, and were issued in 2004 to correct this oversight. No costs have been charged to share capital as costs associated with the issuance of these shares were recorded in a prior year.

(ii) Shares issued on settlement of debt
The Company issued 6,150,292 (2004 -3,790,000) Common shares to a shareholder in settlement of debt owed by the Company for a total deemed value of $76,791 (2004 $ 50,024).

(iii) Shares issued on sale of subsidiary
The Company issued 1,500,000 Common shares on sale of a subsidiary to a shareholder to which the Company was indebted, at a rate of $0.01 per share, for a total deemed value of $15,000.

(iv) Shares issued on conversion of promissory note
A director and officer of the Company exercised an option to convert a $10,000 (2004 $100,000) promissory note into 1,000,000 (2004 -2,500,000) common shares of the Company at a rate of $0.01 per share (2004 $0.04 per share).

(v) Shares issued for services
The Company issued 1,200,000 common shares for consulting services charged by directors totalling $7,508.

(b) STOCK OPTIONS

The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire common shares of the Company to qualified directors and officers and employees of the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed five years. The maximum aggregate number of common shares under option at any time under the Plan cannot exceed 40% of the issued shares.

INTERNET IDENTITY PRESENCE COMPANY INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2005 AND 2004

6 - SHARE CAPITAL (continued):

(b) STOCK OPTIONS (continued)

The following table reflects the continuity for the year ended July 31, 2005 of options granted and cancelled under the plan:

	2005	Weighted Average Exercise Price	2004	Weighted Average Exercise Price
Balance outstanding, beginning of year	-	$ -	2,450,000	$ 0.14
Activity during the year				
Granted	6,205,000	0.05		
Cancelled	-	-	(2,450,000)	(0.14)
Balance outstanding, end of year	6,205,000	$ 0.05	-	$ -

The following table summarizes the stock options outstanding at each of the years ended July 31, 2005 and 2004:

		Number of shares remaining Subject to options at July 31	
Exercise Price Per share	Expiry Date	2005	2004
$ 0.05	July 31, 2006	6,205,000	-

INTERNET IDENTITY PRESENCE COMPANY INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2005 AND 2004

7 – INCOME TAXES (continued):

(b) The Company's provision for income taxes differ from the amounts computed by applying the basic current rates to loss for the year before taxes, as shown in the following table:

	2005	2004
Statutory rate applied to loss for the year before income taxes	($ 54,120)	($ 3,394)
Non-deductible items	1,470	-
Tax benefit not recognized on current year's losses	52,650	3,394
	$ -	$ -

During the year, the Company paid $nil (2004-$nil) in respect of income taxes.

8 – CONTINGENT LIABILITITES AND COMMITMENTS:

(a) In July 1993, the Company issued convertible notes payable in conjunction with a private placement. The notes were unsecured and subject to interest being charged ata rate of 5%, starting 150 days from the issuance of the notes orto May 17, 1994, the date the shares were issued. As remittances of some of the subscription amounts were late, certain subscribers waived the interest that would have been payable. The Company believes that the outstanding interest of $70,083 will continue to be waived until legally no longer payable which occurred during the previous fiscal year. Accordingly, the Company removed the liability from the balance sheet on July 31, 2003, although no formal waiver has been received from the subscribers.

(b) On July 31, 1997, the Company received $150,000 USD in respect of a proposed convertible debenture issue. The issue was never completed and to date, the funds have not been repaid to the investor. Management has no knowledge of who the investor was and in their opinion the investor has no right of recourse for collections.

(c) As at July 31, 2005, the Company is committed to issue 1,000,000 common shares. An investor subscribed for and fully paid the aggregate subscription price of $10,000 cash for those shares, prior to July 31, 2005.

9 – SUBSEQUENT EVENT:

(a) The Company issued 1,000,000 common shares for cash subsequent to the year end. Total proceeds received from the issue of shares was $20,000.